-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE TO/A
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                               ----------------

                         FULL LINE DISTRIBUTORS, INC.
                      (Name of Subject Company (Issuer))

                             FLD ACQUISITION CORP.
                               BRODER BROS., CO.
                     (Names of Filing Persons (Offerors))

                               ----------------

    Common Stock, no par value per share                        35967N 10 6
       (Title of Class of Securities)              (CUSIP Number of Class of Securities)

                               ----------------

                                 Vincent Tyra
                            Chief Executive Officer
                               Broder Bros., Co.
                               45555 Port Street
                           Plymouth, Michigan 48170
                           Telephone: (734) 454-4800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  Copies to:

                             Dennis M. Myers, Esq.
                               Kirkland & Ellis
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                (312) 861-2000

                               ----------------

                           CALCULATION OF FILING FEE

---------------------------------------------------------
---------------------------------------------------------
           Transaction Valuation*  Amount of Filing Fee**
---------------------------------------------------------
     $13,343,590                           $2,669
---------------------------------------------------------
---------------------------------------------------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 4,222,501 shares of common stock and options to purchase 300,750 shares of common stock of Full Line Distributors, Inc. at the maximum tender offer price of $2.95 per share.

** Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously
      Paid:.................. $2,669  Filing party:...... FLD Acquisition Corp.
     Form or Registration
      No.:................... SC TO-T Date Filed:........ July 13, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] Third-party tender offer subject to Rule 14d-1.
[_] Going-private transaction subject to Rule 13e-3.
[_] Issuer tender offer subject to Rule 13e-4.
[_] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by FLD Acquisition Corp., a Georgia corporation ("Purchaser") and Broder Bros., Co., a Michigan corporation ("Broder") on July 13, 2001 (the "Schedule TO") relating to the offer by Purchaser to purchase all outstanding shares of common stock, no par value per share (the "Shares"), of Full Line Distributors, Inc., a Georgia corporation ("Full Line"), at a purchase price of $2.95 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and
(a)(1)(ii) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

Items 1 through 9, and 11.

  Items 1 through 9, and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by incorporating by reference therein the information set forth in the Supplement to Offer to Purchase, dated August 2, 2001 (the
"Supplement").

Item 10. Financial Statements.

  Summarized financial information specified by Item 1010(c) of Regulation M-A relating to Broder is set forth in the Supplement in Item 8 under the paragraph titled "Summary Financial Information." The audited consolidated financial statements of Broder as of and for the fiscal years ended December 30, 2000 and December 26, 1999 are filed as Exhibit (a)(5)(iv) and the unaudited consolidated financial statements of Broder as of March 31, 2001 and for the three month periods ended March 31, 2001 and March 25, 2000 are filed as Exhibit (a)(5)(v) to this Schedule TO and each are incorporated herein by reference.

Item 12. Exhibits.

  Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

 Exhibit No. Description
 ----------- -----------

 (a)(5)(iii) Supplement to Offer to Purchase, dated August 2, 2001.

 (a)(5)(iv)  Audited Consolidated Financial Statements of Broder as of and for
              the years ended December 30, 2000 and December 26, 1999.

 (a)(5)(v)   Unaudited Consolidated Financial Statements of Broder as of March
              31, 2001 and for the three month periods ended March 31, 2001 and March 25, 2000.

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2001                     Schedule TO

                                          FLD ACQUISITION CORP.

                                                 /s/ Vincent J. Tyra
                                          By: _________________________________
                                             Name: Vincent Tyra
                                             Title: Chief Executive Officer

                                          BRODER BROS., CO.

                                                 /s/ Vincent J. Tyra
                                          By: _________________________________
                                             Name: Vincent Tyra
                                             Title: Chief Executive Officer

                                 EXHIBIT INDEX

 Exhibit No.
 ------------
 *(a)(1)(i)   Offer to Purchase, dated July 13, 2001.

 *(a)(1)(ii)  Form of Letter of Transmittal.

 *(a)(1)(iii) Form of Notice of Guaranteed Delivery.

 *(a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.

 *(a)(1)(v)   Form of Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.

 *(a)(1)(vi)  Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

 *(a)(5)(i)   Joint Press Release issued by Broder and Full Line on July 10,
               2001.

 *(a)(5)(ii)  Joint Press Release issued by Broder and Purchaser on July 17,
               2001.

 (a)(5)(iii)  Supplement to Offer to Purchase, dated August 1, 2001.

 (a)(5)(iv)   Audited Consolidated Financial Statements of Broder as of and for
               the years ended December 30, 2000 and December 26, 1999.

 (a)(5)(v)    Unaudited Consolidated Financial Statements of Broder as of March
               31, 2001 and for the three month periods ended March 31, 2001 and March 25, 2000.

 *(b)         Commitment Letter, dated as of July 6, 2001, among Bank One,
               Michigan, Banc One Capital Markets, Inc. and Broder.

 *(d)(1)      Agreement and Plan of Merger, dated as of July 9, 2001, among
               Broder, Purchaser and Full Line.

 *(d)(2)      Stockholders' Agreement, dated as of July 9, 2001, among Broder,
               Purchaser and the shareholders named therein.

 *(d)(3)      Employment Agreement, dated as of July 9, 2001, between the
               Purchaser and Isador E. Mitzner.

 *(d)(4)      Employment Agreement, dated as of July 9, 2001, between the
               Purchaser and J. David Keller.

 *(d)(5)      Non-Compete Agreement, dated as of July 9, 2001, between the
               Purchaser and Isador E. Mitzner.

 *(d)(6)      Non-Compete Agreement, dated as of July 9, 2001, between the
               Purchaser and J. David Keller.

 *(d)(7)      Letter of Intent, dated as of May 14, 2001, between Broder and
               Full Line.

 (g)          None.

 (h)          None.

--------
*Previously filed.